SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

NOTICE TO THE MARKET

Ambev S.A. (“Ambev” or “Company”),  in compliance with Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) Instruction 358/2002, as amended, hereby informs its shareholders and the market in general that, based on CVM Instruction 384/2003, has hired OPTIVER VOF, headquartered at Strawinskylaan 3095, 1077 ZX Amsterdam The Netherlands (“Market Maker”) to act as a market maker of its common shares  (“ABEV3”) at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA“) with the purpose of enhancing the liquidity of such shares. ICAP do Brasil Corretora de Títulos e Valores Mobiliários Ltda., with main offices at Avenida das Américas 3500, bl. 01, suites 201 to 205, 219 and 220, Barra da Tijuca, city and state of Rio de Janeiro, enrolled as a taxpayer under CNPJ/MF nº 09.105.360/0001-22, a broker dealer company duly authorized to access the markets managed by BM&FBOVESPA, will act as an intermediary of the transactions performed by the Market Maker according to the terms of the agreement between Ambev and the Market Maker.

The agreement between the parties is valid for a period of 12 months and shall be automatically renewed for 12 months periods unless Ambev notifies the Market Maker otherwise. After the first 3 months of the agreement, it may be terminated at any time and without any burden by Ambev or by the Market Maker through written notice sent to the other party at least thirty (30) days before the date of termination.

Ambev also informs that (i) pursuant to CVM Instruction 10/80, its free float as of February 3, 2015, not considering the shares held in treasury, is represented by 4,418,641,888 common shares, and (ii) there is no agreement between the Market Maker and the Company’s controlling shareholders regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

The activities of the Market Maker will be initiated on February 5, 2015.

Ambev’s Investors Relationship Department remains at disposal to clarify any questions related to this notice at +55 (11) 2122-1415 or ri@ambev.com.br.

São Paulo, February 4, 2015.

Ambev S.A.

Nelson José Jamel

Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer